SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item 1.01	Entry into a Material Definitive Agreement

On December 11, 2014, Postmedia Network Canada Corp. (the “registrant”) entered into a Conversion Restriction Agreement with Canso Investment Counsel Limited (the “Agreement”). A copy of the Agreement is filed as Exhibit 99.1 to this report on Form 6-K.

Item 9.01	Financial Statements and Exhibits
(d)	Exhibits

The document listed below as Exhibits 99.1 is being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.1	Conversion Restriction Agreement between Postmedia Network Canada Corp. and Canso Investment Counsel Limited dated as of December 11, 2014.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb Chief Financial Officer

Date: December 15, 2014.

EXHIBIT INDEX

Exhibit 99.1	Conversion Restriction Agreement between Postmedia Network Canada Corp. and Canso Investment Counsel Limited dated as of December 11, 2014.